

February 29, 2012

Via E-mail
Hong Bu
Chief Financial Officer, Director
and Principal Financial and Accounting Officer
China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province, People's Republic of China 150025

> **Re:** **China Kangtai Cactus Bio-tech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011 and Amended April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-33097**

Dear Ms. Bu:

We have reviewed your February 3, 2012 response to our January 6, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide, we may raise additional comments.

Form 10-K/A (Amendment No. 1)

Item 9A. Controls And Procedures
Management's Annual Report On Internal Control Over Financial Reporting, page 24

1. Please refer to your response to our comment three. Please provide us a break down showing how many hours the U.S. CPA devoted to the compilation/preparation of your financial statements and related notes for the year ended December 31, 2010 and for each of three quarterly periods ended March 31, June 30 and September 30, 2010. Please also

tell us the location of where the U.S. CPA performed the accounting services provided to you.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

2. We continue to believe that your deferral of gross margin is not supportable under U.S. GAAP. If the criteria for revenue recognition have not been met, then neither revenue nor cost of goods sold should be recorded. It is not clear to us from your response to comment two whether the criteria for revenue recognition was met at the point in time you transferred inventory to your customer. Your disclosure reference to "excess product" and your reiteration of this notion in your response suggests that the delivery requirement for revenue recognition was not met. We note your response that return rights "generally" do not exist. Please address the following:
    *   Tell us what your reference to "excess product" means.
    *   More fully explain what you mean by your reference to "generally" rights of return do not exist
    *   Tell us whether either explicit or implicit return rights exist. Implicit rights may exist, for example, as a result of the company's business practice or as a function of the importance of the customer relationship to the company.
    *   Tell us whether the company has ever accepted returns in the past and in what circumstances the company anticipates accepting them in the future.
    *   Tell us whether the delivery requirement for revenue recognition was met on the date you transferred inventory and the basis for your belief.

3. It is not clear to us from your response to comment two whether the collectability criteria for revenue recognition was met at the point in time you transferred inventory to your customer.   Please help us understand why you reference subsequent collection history (i.e. amounts uncollected beyond 90 days) in your response and its relevance to your determination of whether the collectability criteria for revenue recognition was met at the point in time you transferred inventory to your customer.

4. If you conclude that the previously issued financial statements should no longer be relied upon because of an error in such financial statements an Item 4.02 Form 8-K should be filed. Please note that Section B to the General Instructions to Form 8-K require that this be filed within four business days after such a determination is made. If Form 10-K for December 31, 2010 is amended the error in your cash flow statements as noted in your December 1, 2011 letter should be corrected. Forms 10-Q for March 31, June 30 and September 30, 2011 should be corrected as necessary.

Note 5 Other Receivables, page F-11

5. With regard to your response to comment four, your disclosure in Form 10-K filed states the agreement was signed on January 27, 2010. You also filed Form 8-K for the transaction based on a date of January 27, 2010. Until these disclosures are corrected we continue to believe recognition of the gain and accounts receivable prior to January 27, 2010 was not appropriate.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant